Exhibit 99.21

Intermap Expands Space Communications Infrastructure Contract

Additional areas added to support high-growth space communications vertical

Intermap’s proprietary elevation data critical for terrain and space-based applications

DENVER, May 15, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced the expansion of its contract with a global spacecraft/launch/communications operator to supply its high-precision 3D NEXTMap® elevation data for additional areas of operation.

Further to the announcement in September last year, Intermap’s data contract has been expanded to include more operation sites for RF interference modeling. The Company leverages its commercial archive of 3D data and proprietary AI/ML software and processing algorithms to enable clients with critical as-a-service infrastructure to address terrain and space-based challenges. This expansion marks another milestone for Intermap as it continues to extend its global footprint and empower clients with actionable geospatial insights.

“This expansion of our space infrastructure data exploitation contract underscores our commitment to providing precise, reliable 3D data to enhance simulation capabilities, ensuring regulatory compliance and bolstering global situational awareness,” said Patrick A. Blott, Intermap Chairman and CEO. “Commercial enterprises rely on Intermap’s highly accurate sensed 3D data to drive their mission critical automated systems.”

Learn more about Intermap’s remote sensing capabilities and elevation data at intermap.com/collection and intermap.com/nextmap.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Patrick Blott

Chairman and CEO

CEO@intermap.com

+1 (303) 708-0955